 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-185640
NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 5 DATED OCTOBER 16, 2013
TO THE PROSPECTUS DATED MAY 6, 2013
This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013, as supplemented by Supplement No. 1 dated June 14, 2013, Supplement No. 2 dated August 13, 2013, Supplement No. 3 dated September 19, 2013 and Supplement No. 4 dated October 2, 2013. The purpose of this Supplement No. 5 is to disclose:
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  an update to the status of our initial public offering; and
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  entry into a credit facility.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which $1.5 billion in shares can be issued pursuant to our primary offering and $150 million in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. As of October 15, 2013, we received and accepted subscriptions in our offering for 0.29 million shares, or $2.69 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of October 15, 2013, 165.5 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Entry into a Credit Facility
On October 15, 2013, CB Loan NT-II, LLC, or CB Loan II, our indirect wholly-owned subsidiary, entered into a Master Repurchase Agreement, or the Citi Credit Facility, with Citibank, N.A., or Citibank. The Citi Credit Facility provides up to $100 million to finance first mortgage loans and senior loan participations secured by commercial real estate, as described in more detail in the Citi Credit Facility documentation.
Advances under the Citi Credit Facility accrue interest at per annum rates ranging from the one-month London Interbank Offered Rate, or the LIBOR Rate, plus a spread of 2.50% to 3.00%. The Citi Credit Facility provides for advance rates up to 75%, depending on asset type, subject to adjustment. The initial maturity date of the Citi Credit Facility is October 15, 2016, or the Initial Term, with a one-year extension at our option, which may be exercised upon the satisfaction of certain conditions set forth in the Citi Credit Facility. During the Initial Term, the Citi Credit Facility acts as a revolving credit facility that can be paid down and subsequently re-drawn.
In connection with the Citi Credit Facility, we entered into a Limited Guaranty, or the Guaranty, under which we agreed to guaranty certain obligations under the Citi Credit Facility. We also agreed to guaranty the obligations under the Citi Credit Facility if CB Loan II engages in customary bad acts.
The Citi Credit Facility and Guaranty contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. The Citi Credit Facility contains a financial covenant that requires CB Loan II to maintain at least $3.75 million and a maximum of $15.0 million in unrestricted cash, depending on the amount drawn, as of the date of the first funding of a mortgage or participation, and at all times thereafter during the term of the Citi Credit Facility. In addition, the Guaranty contains financial covenants that require us to maintain: (i) a tangible net worth, as defined in the Guaranty, equal to the lesser of (a) total equity equal to $162,000, subject to increases equal to 80% of aggregate net proceeds raised from our offering and (b) $250.0 million; (ii) a ratio of EBITDA, as defined in the Guaranty, to fixed charges of not less than 1.4x; and (iii) a ratio of total borrowings to total equity not greater than 300%. In addition, Citibank may stop making advances under the Citi Credit Facility if any conditions precedent to funding are not satisfied, including if any two of Messrs. Hamamoto, Gilbert or Tylis are no longer employed by our sponsor and are not replaced by persons acceptable to Citibank.